Exhibit 99.1

Ebang International Holdings Inc. Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2022

Hangzhou, China, November 17, 2022 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global blockchain technology company, today announced its unaudited financial results for the first six months of fiscal year 2022.

Operational and Financial Highlights for the First Six Months of Fiscal Year 2022

Total computing power sold in the first six months of 2022 was 0.32 million Thash/s, representing a period-over-period decrease of 60.00% from 0.80 million Thash/s in the same period of 2021.

Total net revenues in the first six months of 2022 were US$25.06 million, representing a 36.97% period-over-period increase from US$18.30 million in the same period of 2021.

Gross profit in the first six months of 2022 was US$14.24 million compared to the gross profit of US$5.64 million in the same period of 2021.

Net loss in the first six months of 2022 was US$10.92 million compared to US$4.26 million in the same period of 2021.

Mr. Dong Hu, Chairman, Chief Executive Officer of the Company, commented, “The global COVID-19 pandemic and the continuous decline of price in cryptocurrency market has undeniably affected our daily operations. Facing these obstacles, we have actively expanded into new markets, including cryptocurrency exchange and cross-border payment businesses. Our Australian cryptocurrency exchange platform has also collaborated with Mastercard to become the first principal member in Australia for self-issuance of crypto-linked card and we believe expansion into these businesses will drive innovation in the crypto and payment space in Australia. When challenges and opportunities coexist, we always adhere to and continue expanding our global business in a legal and compliant manner. We firmly believe in the future development and mainstream trends of Fintech. We expect to continue to maintain our competitive advantage in the industry and continue to make progress and explore opportunities, so that we can achieve more revenue growth in the future and attain our long-term strategic development goals.”

Unaudited Financial Results for the First Six Months of Fiscal Year 2022

Total net revenues in the first six months of 2022 were US$25.06 million, representing a 36.97% period-over-period increase from US$18.30 million in the same period of 2021. The period-over-period increase in total net revenues were mainly attributed to the receipt of payment from a former customer.

Cost of revenues in the first six months of 2022 was US$10.82 million, representing a 14.55% period-over-period decrease from US$12.66 million in the same period of 2021. The period-over-period decrease in cost of revenues was mainly due to the impact of the lower inventory cost related to the utilization of the impaired inventories in our production.

Gross profit in the first six months of 2022 was US$14.24 million, compared to the gross profit of US$5.64 million in the same period of 2021.

Total operating expenses in the first six months of 2022 were US$24.59 million compared to US$10.58 million in the same period of 2021.

●	Selling expenses in the first six months of 2022 were US$1.68 million compared to US$0.59 million in the same period of 2021. The period-over-period increase in selling expenses was mainly caused by the increase of staff cost and advertising cost related to our cryptocurrency exchange business.

●	General and administrative expenses in the first six months of 2022 were US$22.90 million compared to US$9.99 million in the same period of 2021. The period-over-period increase in general and administrative expenses was mainly due to the combined impact of the increase in share-based compensation expenses and the increase of administrative cost related to our cryptocurrency exchange business.

Loss from operations in the first six months of 2022 was US$10.41 million compared to US$4.95 million in the same period of 2021.

Interest income in the first six months of 2022 was US$1.16 million compared to US$0.12 million in the same period of 2021. The period-over-period increase in interest income was mainly caused by the increase in the average cash balance from 2021 to 2022.

Other expense in the first six months of 2022 was US$0.39 million compared to US$1.15 million in the same period of 2021. The period-over-period decrease in other expense was mainly caused by the loss on fair value changes from short term investment in the six months ended June 30, 2022.

Net loss in the first six months of 2022 was US$10.92 million compared to US$4.26 million in the same period of 2021.

Net loss attributable to Ebang International Holdings Inc. in the first six months of 2022 was US$10.08 million compared to US$3.58 million in the same period of 2021.

Basic and diluted net loss per share in the first six months of 2022 were both US$0.05 compared to US$0.02 in the same period of 2021.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com /.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Certain statements contained herein are “forward-looking” statements within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “aim,” “anticipate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the crytoeconomy and general market, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$251,199,223	$239,872,316
Restricted cash, current	82,590	171,156
Short-term investments	13,484,594	35,443,246
Accounts receivable, net	6,008,361	9,872,746
Advances to suppliers	1,344,265	1,057,096
Inventories, net	384,576	7,137,538
Prepayments	11,285	283,776
Other current assets, net	6,773,980	4,994,271
Total current assets	279,288,874	298,832,145

Non-current assets:
Restricted cash, non-current	812,293	883,130
Operating lease right-of-use assets	1,700,229	2,132,247
Operating lease right-of-use assets - related parties	802,939	1,136,775
Property, plant and equipment, net	35,684,820	33,329,610
Intangible assets, net	32,198,740	22,512,208
VAT recoverables	21,636,622	26,332,231
Goodwill	2,324,196	-
Other assets	1,636,155	705,825
Total non-current assets	96,795,994	87,032,026

Total assets	$376,084,868	$385,864,171

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,623,033	$3,387,836
Income taxes payable	9,173	13,272
Advances from customers	771,826	894,174
Accrued liabilities and other payables	11,602,918	8,962,716
Operating lease liabilities, current	756,948	851,936
Operating lease liabilities - related parties, current	570,315	595,424
Total current liabilities	16,334,213	14,705,358

Non-current liabilities:
Operating lease liabilities, non-current	1,379,327	1,712,303
Operating lease liabilities, related parties, non-current	-	288,563
Deferred tax liabilities	1,211,215	178,582
Total non-current liabilities	2,590,542	2,179,448

Total liabilities	18,924,755	16,884,806

Equity:
Class A ordinary share, HKD0.001 par value, 333,374,217 shares authorized, 140,750,554 and 139,209,554 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	18,045	17,848
Class B ordinary share, HKD0.001 par value, 46,625,783 shares authorized, 46,625,783 and 46,625,783 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	5,978	5,978
Additional paid-in capital	396,674,385	393,717,189
Accumulated deficit	(44,255,347)	(34,180,280)
Statutory reserves	11,079,649	11,079,649
Accumulated other comprehensive loss	(11,285,487)	(6,897,005)
Total Ebang International Holdings Inc. shareholders’ equity	352,237,223	363,743,379
Non-controlling interest	4,922,890	5,235,986
Total equity	357,160,113	368,979,365

Total liabilities and equity	$376,084,868	$385,864,171

EBANG INTERNATIONAL HOLDINGS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Stated in US dollars)

	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Product revenue	$25,059,635	$15,310,854
Service revenue	-	2,984,707
Total revenues	25,059,635	18,295,561
Cost of revenues	10,816,229	12,657,744
Gross profit	14,243,406	5,637,817

Operating expenses:
Selling expenses	1,685,425	594,027
General and administrative expenses	22,901,323	9,989,018
Total operating expenses	24,586,748	10,583,045

Loss from operations	(10,343,342)	(4,945,228)

Other income (expenses):
Interest income	1,162,470	119,772
Interest expenses	-	(4,369)
Other income	571,462	167,382
Exchange gain (loss)	(1,932,890)	1,469,620
Government grants	2,505	21,678
Other expenses	(390,051)	(1,154,704)
Total other income (expenses)	(586,504)	619,379

Loss before income taxes benefit	(10,929,846)	(4,325,849)

Income taxes benefit	10,683	69,964

Net loss	(10,919,163)	(4,255,885)
Less: net loss attributable to non-controlling interest	(844,096)	(675,239)
Net loss attributable to Ebang International Holdings Inc.	$(10,075,067)	$(3,580,646)

Comprehensive loss
Net loss	$(10,919,163)	$(4,255,885)
Other comprehensive loss:
Foreign currency translation adjustment	(3,857,482)	(515,015)

Total comprehensive loss	(14,776,645)	(4,770,900)
Less: comprehensive loss attributable to non-controlling interest	(313,096)	(582,039)
Comprehensive loss attributable to Ebang International Holdings Inc.	$(14,463,549)	$(4,188,861)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	$(0.05)	$(0.02)
Diluted	$(0.05)	$(0.02)

Weighted average ordinary shares outstanding
Basic	187,291,199	169,460,752
Diluted	187,291,199	169,460,752

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